ABN AMRO SECURITIES (USA) LLC

Compliance Report

December 31, 2025

(With Report of Independent Registered

Public Accounting Firm)

Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 0000
ey.com

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of ABN AMRO Securities (USA) LLC

We have examined the statements of ABN AMRO Securities (USA) LLC (the Company), included in the accompanying ABN AMRO Securities (USA) LLC's Compliance Report that the:

(1) Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2025.
(2) Company's internal control over compliance was effective as of the end of the most recent fiscal year ended December 31, 2025.
(3) Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025.
(4) Information the Company used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the books and records of the Company.

The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2231 of Financial Industry Regulatory Authority (FINRA) that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2025; the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2025 was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 26, 2026



ABN AMRO Securities (USA) LLC's Compliance Report

ABN AMRO Securities (USA) LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2025.

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2025.

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2025 and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

ABN AMRO Securities (USA) LLC

We, Patrick Dwyer and Roger Luo, affirm that, to our best knowledge and belief, this Compliance Report is true and correct.

By:

:

Patrick Dwyer (Feb 26, 2026 13:55:38 EST)
_____
Patrick Dwyer
President Chief Executive Officer

_____
Roger Luo
Chief Financial Officer

February 26, 2026